UNITED STATES
                     SECURITIES AND EXCHANGE COMMISSION
                           WASHINGTON, D.C. 20549

                                SCHEDULE 13D

                 UNDER THE SECURITIES EXCHANGE ACT OF 1934*

                                Optika Inc.
---------------------------------------------------------------------------
                              (Name of Issuer)

                 Common Stock (Par Value $ 0.001 Per Share)
             (Upon Conversion of Series A Convertible Preferred
                      Stock and Exercise of Warrants)
---------------------------------------------------------------------------
                       (Title of Class of Securities)

                                6839731 10 1
---------------------------------------------------------------------------
                               (CUSIP Number)


           F. William Reindel                   David A. Baylor
Fried, Frank, Harris, Shriver & Jacobson     One Montgomery Street
           One New York Plaza                     Suite 3700
           New York, NY 10004               San Francisco, CA 94101
             (212) 859-8000                     (415) 364-2500
---------------------------------------------------------------------------
         (Name, Address and Telephone Number of Persons Authorized to Receive Notices and Communications)

                             February 23, 2000
---------------------------------------------------------------------------
          (Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box |_|.

*The remainder of this cover page will be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page will not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but will be subject to all other provisions of the Act (however, see the Notes).

                             SCHEDULE 13D

CUSIP No.   6839731 10 1

1   NAME OF REPORTING PERSON
    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

     THOMAS WEISEL PARTNERS GROUP LLC

2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP     (a)  [ ]
                                                         (b)  [X]

3   SEC USE ONLY

4   SOURCE OF FUNDS

     AF

5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
    PURSUANT TO ITEMS 2(d) or 2(e)                           [ ]

6   CITIZENSHIP OR PLACE OF ORGANIZATION

     DELAWARE

  NUMBER OF      7  SOLE VOTING POWER

   SHARES            0

 BENEFICIALLY    8  SHARED VOTING POWER

OWNED BY EACH        987,191 (1,594,138 SHARES AFTER EIGHT YEARS)*

 REPORTING       9  SOLE DISPOSITIVE POWER

PERSON WITH          0

                10  SHARED DISPOSITIVE POWER

                     987,191 (1,594,138 SHARES AFTER EIGHT YEARS)*

11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     987,191 (1,594,138 SHARES AFTER EIGHT YEARS)*

12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)             [ ]
    EXCLUDES CERTAIN SHARES

13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     11.5% (17.4% AFTER EIGHT YEARS)**

14  TYPE OF REPORTING PERSON

     OO - HC

* Represents the number of shares of Common Stock into which the Series A Preferred Stock and Warrants held by the Reporting Person are initially convertible or exercisable (and the number of such shares into which such securities are convertible or exercisable on the eighth anniversary of the issue date assuming that the Series A Preferred Stock is not earlier converted or redeemed).

** Represents percent of class outstanding, initially and after eight years, based on 7,589,129 shares of Common Stock issued and outstanding as represented by the Issuer in the Securities Purchase Agreement (defined herein).

                             SCHEDULE 13D

CUSIP No.   6839731 10 1

1   NAME OF REPORTING PERSON
    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

     THOMAS WEISEL CAPITAL PARTNERS LLC

2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP     (a)  [ ]
                                                         (b)  [X]

3   SEC USE ONLY

4   SOURCE OF FUNDS

     AF

5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
    PURSUANT TO ITEMS 2(d) or 2(e)                           [ ]

6   CITIZENSHIP OR PLACE OF ORGANIZATION

     DELAWARE

  NUMBER OF      7  SOLE VOTING POWER

   SHARES            0

 BENEFICIALLY    8  SHARED VOTING POWER

OWNED BY EACH        987,191 (1,594,138 SHARES AFTER EIGHT YEARS)*

 REPORTING       9  SOLE DISPOSITIVE POWER

PERSON WITH          0

                10  SHARED DISPOSITIVE POWER

                     987,191 (1,594,138 SHARES AFTER EIGHT YEARS)*

11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     987,191 (1,594,138 SHARES AFTER EIGHT YEARS)*

12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)             [ ]
    EXCLUDES CERTAIN SHARES

13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     11.5% (17.4% AFTER EIGHT YEARS)**

14  TYPE OF REPORTING PERSON

     OO


* Represents the number of shares of Common Stock into which the Series A Preferred Stock and Warrants held by the Reporting Person are initially convertible or exercisable (and the number of such shares into which such securities are convertible or exercisable on the eighth anniversary of the issue date assuming that the Series A Preferred Stock is not earlier converted or redeemed.

** Represents percent of class outstanding based on 7,589,129 shares of Common Stock issued and outstanding as represented by the Issuer in the Securities Purchase Agreement (defined herein).

                             SCHEDULE 13D

CUSIP No.   6839731 10 1

1   NAME OF REPORTING PERSON
    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

     THOMAS WEISEL CAPITAL PARTNERS, L.P.

2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*    (a)  [ ]
                                                         (b)  [X]

3   SEC USE ONLY

4   SOURCE OF FUNDS

     WC

5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
    PURSUANT TO ITEMS 2(d) or 2(e)                           [ ]

6   CITIZENSHIP OR PLACE OF ORGANIZATION

     DELAWARE

  NUMBER OF      7  SOLE VOTING POWER

   SHARES            0

 BENEFICIALLY    8  SHARED VOTING POWER

OWNED BY EACH        854,212 (1,379,401 SHARES AFTER EIGHT YEARS)*

 REPORTING       9  SOLE DISPOSITIVE POWER

PERSON WITH          0

                10  SHARED DISPOSITIVE POWER

                     854,212 (1,379,401 SHARES AFTER EIGHT YEARS)*

11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     854,212 (1,379,401 SHARES AFTER EIGHT YEARS)*

12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)             [ ]
    EXCLUDES CERTAIN SHARES

13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     10.1% (15.4% AFTER EIGHT YEARS)**

14  TYPE OF REPORTING PERSON*

     PN

* Represents the number of shares of Common Stock into which the Series A Preferred Stock and Warrants held by the Reporting Person are initially convertible or exercisable (and the number of such shares into which such securities are convertible or exercisable on the eighth anniversary of the issue date assuming that the Series A Preferred Stock is not earlier converted or redeemed.

** Represents percent of class outstanding based on 7,589,129 shares of Common Stock issued and outstanding as represented by the Issuer in the Securities Purchase Agreement (defined herein).

ITEM 1.   SECURITY AND ISSUER.
          -------------------

          This statement on Schedule 13D relates to the common stock, par value $.001 per share (the "Common Stock") of Optika Inc., a Delaware corporation (the "Company"). All capitalized terms not otherwise defined herein have the meaning given to them in the Securities Purchase Agreement (as defined below). The principal executive offices of the Company are at 7450 Campus Drive, 2nd Floor, Colorado Springs, Colorado 80920.

ITEM 2.   IDENTITY AND BACKGROUND.
          -----------------------

          This statement is being filed by Thomas Weisel Capital Partners, L.P. ("TWCP L.P."), Thomas Weisel Capital Partners LLC ("TWCP LLC") which is the general partner of TWCP L.P. and certain other investment limited partnerships (the "Other Partnerships" and, together with TWCP L.P., the "Limited Partnerships"), and Thomas Weisel Partners Group LLC ("TW Group" and, together with TWCP L.P. and TWCP LLC, the "Filing Persons").1

-------------------

1 Neither the present filing nor anything contained herein will be construed as an admission that any Filing Person constitutes a "person" for any purpose other than for compliance with Section 13(d) of the Securities Exchange Act of 1934, as amended.

          In addition to the Limited Partnerships referenced above, RKB Capital, L.P. ("RKB") was also a purchaser under the Securities Purchase Agreement, by and among the Company, the Limited Partnerships and RKB (the "Securities Purchase Agreement"), which is filed as Exhibit 2 hereto and incorporated herein by reference.

          Each Filing Person is organized under the laws of Delaware. TWCP L.P. was formed for the purpose of making equity investments in growth companies. TWCP LLC is a registered investment adviser and the sole general partner of each of the Limited Partnerships. The managing member of TWCP LLC is TW Group. TW Group is a holding company that (directly and indirectly through subsidiaries or affiliated companies or both) is a privately held investment banking firm. The principal business address of each Filing Person is One Montgomery Street, Suite 3700, San Francisco, California 94104. Other than TW Group, which is governed by the executive committee, the members of which are described below, and other than TWCP LLC, of which Derek Lemke-von Ammon and Alan B. Menkes (who are also members of the executive committee of TW Group) are executive officers, none of the other Filing Persons have executive officers or directors. The business and affairs of TWCP L.P. and the Other Partnerships are managed by its general partner, TWCP LLC whose business and affairs are managed by its managing member TW Group. The business and affairs of TW Group are managed by the executive committee of TW Group.

          The name, business address, present principal occupation or employment and citizenship of each member of the executive committee of TW Group are set forth in Schedule I hereto incorporated herein by reference.

          During the last five years, none of the Filing Persons, nor, to the knowledge of each of the Filing Persons, any of the Other Partnerships or the persons listed on Schedule I (i) has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree, or final order enjoining future violations of, or prohibiting or mandating activities subject to federal or state securities laws or finding any violation with respect to such laws.


          The Filing Persons have entered into a Joint Filing Agreement, dated as of February 29, 2000, a copy of which is attached hereto as
Exhibit 1. Neither the fact of this filing nor anything contained herein (including the reference to RKB) shall be deemed an admission by the Filing Persons that they constitute a "group" as such term is used in Section 13(d)(1)(k) of the rules and regulations under the Securities Exchange Act of 1934, as amended (together with such rules and regulations, the "Exchange Act").

ITEM 3.   SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.
          -------------------------------------------------

          As more  fully  described  herein,  on  February  23,  2000  (the
"Closing Date"), the Limited Partnerships purchased (severally and not jointly), pursuant to the Securities Purchase Agreement (i) an aggregate of 695,258 shares of the Company's Series A Convertible Preferred Stock, par value $0.001 per share (the "Preferred Stock") and (ii) warrants (the "Warrants") to purchase an aggregate of 291,933 shares of the Company's Common Stock for an aggregate purchase price of $14,250,007.97 and RKB purchased 36,593 shares of Preferred Stock and Warrants to purchase an aggregate of 15,365 shares of Common Stock for an aggregate purchase price of $750,010.13.

          Neither the individuals listed on Schedule I hereto nor any Filing Person hereunder beneficially owns any securities of the Company other than those described above.

          The funds used by the Limited Partnerships to purchase the Preferred Stock and Warrants were obtained by such entities from capital contributions by their partners and from the available funds of such entities.

          None of the individuals listed on Schedule I hereto has contributed any funds or other consideration towards the purchase of the securities of the Company except insofar as they may have partnership interests in any of the Filing Persons and have made capital contributions to any of the Filing Persons, as the case may be.

ITEM 4.   PURPOSE OF TRANSACTION.
          -----------------------

1.  General
    -------

          The purpose of the acquisition of the Preferred Stock and Warrants by the Limited Partnerships was to acquire an equity interest in the Company. The principal terms and conditions of the securities acquired by the Limited Partnerships and RKB are set forth in the Certificate of Designation for the shares of Preferred Stock, the Warrant Agreement providing for the issuance of the Warrants and the Securities Purchase Agreement.

2.  Terms of Preferred Stock
    ------------------------

          Dividends
          ---------

          Under the terms of the Certificate of Designation which is filed as Exhibit 3 hereto and incorporated herein by reference, so long as any shares of Preferred Stock remain outstanding, if the Company pays a dividend (cash or otherwise) on shares of Common Stock, then at the same time the Company is required to declare and pay a dividend on each share of Preferred Stock equal (in form and amount) to the dividend that would be payable on the shares of Common Stock into which such share of Preferred Stock may be converted on the record date for such dividends (or if no record date is established, at the date such dividend is declared). There are no other dividends payable with respect to the Preferred Stock.

          Liquidation Event
          -----------------

          If the Company shall liquidate, dissolve or wind-up (a "Liquidation"), holders of Preferred Stock are entitled to receive for each share of Preferred Stock the greater of the Liquidation Preference (as defined below) as of the date of Liquidation for such share and the amount the holder of such share of Preferred Stock would have received upon such Liquidation if such shares were converted immediately prior to such Liquidation into shares of Common Stock. The "Liquidation Preference" is $20.496 per share (as adjusted for any stock dividends, combinations or splits with respect to such share) at the date of such issuance of the Preferred Stock (the "Closing") plus an amount equal to dividends thereon which are deemed to cumulate and accrue from and after the date of issuance of such share at a rate of 8% per annum, compounded semi-annually on each six month anniversary after the Closing Date.

          Other Liquidation Event
          -----------------------

          If the Company shall (i) dispose, lease or sell substantially all of its assets to any person, (ii) consummate a transaction, other than a Public Company Liquidation Event, as defined below, in which a person or group (as defined under Sections 13(d) and 14(d) of the Exchange Act) becomes the "beneficial owner" (as defined in Rule 13d-3 and Rule 13d-5 under the Exchange Act) of more than 50% of the voting power of the Company or (iii) cause a recapitalization of the Company involving an extraordinary distribution or dividend to the holders of Common Stock then the Company is required to offer to repurchase all outstanding shares of Preferred Stock for an amount in cash per share of Preferred Stock equal to the greater of the (x) then current Liquidation Preference of the Preferred Stock and (y) the amount a holder of each share would be entitled to receive on a Liquidation in respect of the aggregate number of shares of Common Stock into which such share of Preferred Stock is then convertible assuming that such transaction constitutes a Liquidation for these purposes. If the Company shall consummate a transaction which is the same as described in
(ii) above and the consideration to be paid to the holders of Common Stock consists solely of common stock of a corporation which has an aggregate public float (as determined under the Certificate of Designation) of at least $250 million (a "Public Company Liquidation Event") and the shares of which are listed on a national exchange or freely tradeable without restrictions, then the Company shall offer to repurchase all outstanding shares of Preferred Stock for an amount in cash per share of Preferred Stock equal to the Liquidation Preference of the Preferred Stock then in effect.

          Conversion
          ----------

          Under the terms of the Certificate of Designation, the holders of Preferred Stock shall have the right following the Closing Date at any time in whole and from time to time in part, at such holder's option, to convert any or all outstanding shares of Preferred Stock into a number of shares of Common Stock, determined by dividing the Liquidation Preference as of the conversion date by $20.496, subject to customary anti-dilution adjustments. As a result of such conversion rights, the total shares of Preferred Stock issued to the Limited Partnerships on the Closing Date are convertible into 695,258 shares of Common Stock and, assuming the Preferred Stock is not earlier redeemed or converted, 1,302,205 shares of Common Stock on the eighth anniversary of the issue date.

          Redemption
          ----------

          Under the terms of the Certificate of Designation, the Company shall at any time following the first anniversary of the Closing Date, have the right to redeem all, but not less than all, of the then outstanding shares of Preferred Stock within seventy (70) days following any date for which the market price per share of Common Stock for each of at least twenty (20) out of twenty-two (22) consecutive trading days preceding such date is equal to or greater than $40.992 (subject to appropriate adjustments). Any such redemption must be effected for an amount in cash per share of Preferred Stock equal to the Liquidation Preference of the Preferred Stock then in effect.

          Under the terms of the Certificate of Designation, the Company shall, on the eighth anniversary of the Closing Date (such date, the "Mandatory Redemption Date") redeem all, but not less than all, of the then outstanding shares of Preferred Stock. Any such redemption must be effected for an amount in cash per share of Preferred Stock equal to the Liquidation Preference of the Preferred Stock then in effect as of the Mandatory Redemption Date.

3.  Terms of Warrants
    -----------------

          Pursuant to the Warrant Agreement, dated as of the Closing Date, among the Company, RKB and the Limited Partnerships (the "Warrant Agreement"), the Company issued Warrants to the Limited Partnerships to purchase an aggregate of 291,933 shares of Common Stock with an exercise price of $22.448 per share (such exercise price will be adjusted in accordance with customary anti-dilution provisions). The Warrant Agreement permits the Warrants to be exercised at any time in whole and from time to time in part during the term of the Warrants with a cash payment to the Company or cashlessly. The Warrants will expire on the eighth anniversary of the Closing Date.

4.  Board Representation; Voting Rights
    -----------------------------------

          Pursuant to the Certificate of Designation, and for so long as any of the Preferred Stock is outstanding, the holders of a majority of the outstanding shares of Preferred Stock shall be entitled to designate one director for election to the Board of Directors of the Company as a Class I director and, voting separately as a series, shall have the exclusive right to vote for the election of such designee to the Board of Directors for so long as the purchasers under the Securities Purchase Agreement and their affiliates own in excess of the Ownership Threshold (as defined below). In the event the Certificate of Designation is no longer in effect, under the Securities Purchase Agreement, from the Closing Date, and for so long as the purchasers and their affiliates beneficially own in the aggregate Preferred Stock, Warrants and Common Stock issuable upon conversion or exercise thereof representing greater than 15% of the Common Stock (assuming such conversion and exercise) acquired by the purchasers in the aggregate at the Closing (and adjusting for stock splits, stock combinations and like transactions) (such ownership threshold referred to as the "Ownership Threshold"), TWCP L.P. will continue to have the right to nominate one director (the "Purchaser's Designee") to the Company's board of directors. The Company will include such nominee in the slate of directors recommended by the Company and will use reasonable efforts to secure the election of such nominee. On the Closing Date, Mr. Alan B. Menkes, Co-Head of Private Equity of TW Group and a member of the executive committee thereof, was appointed to the Board of Directors as the Purchaser's Designee. The Purchaser's Designee has the right to sit on all committees of the Board of Directors and Mr. Menkes was appointed to each of the Audit Committee and the Compensation Committee of the Board of Directors.

          In the event any Purchaser's Designee is not elected, then, at the request of TWCP L.P., the appointment of the Purchaser's Designee or any other person designated by TWCP L.P. shall serve as a non-voting observer (a "Non-Voting Observer") to the Board of Directors of the Company. The Non-Voting Observer shall serve on the Board of Directors on as nearly equivalent basis as is possible (other than the right to vote) as would have been the case if the Purchaser's Designee had been elected to the Board of Directors. The Purchaser's Designee shall have the right to serve on the Board of Directors or as a Non-Voting Observer until the purchasers and their affiliates beneficially own in the aggregate Preferred Stock, Warrants and Common Stock less than the Ownership Threshold.

          So long as the purchasers and their affiliates own in excess of the Ownership Threshold, TWCP L.P. shall have the right to consult with and advise management of the Company on significant business issues.

5.  By-laws Amendment
    -----------------

          Pursuant to the Securities Purchase Agreement, the by-laws of the Company were amended to require that the Board of Directors consist of eight directors for so long as required by the Securities Purchase Agreement and to provide that for so long as the Certificate of Designation is in effect its provisions shall govern to the extent any provisions of the by-laws are inconsistent with the Certificate of Designation.

6.  Management Stockholders Agreements
    ----------------------------------

          Pursuant  to  the  Securities  Purchase  Agreement,  the  Limited
Partnerships  and  the  Company  entered  into  a  Management  Stockholders
Agreement with each of Mark K. Ruport, Steven M. Johnson, James Hale, Thomas M. Rafferty, Mark R. Fey and Jeanne C. Logozzo (each a "Designated Shareholder") which subject to certain exceptions provided therein, provides for from February 9, 2000 until August 9, 2000, except for Mark Ruport for whom such period shall extend from February 9, 2000 until February 9, 2001, the agreement of the Designated Stockholders not to transfer any shares of Common Stock (including upon exercise of options) held by them without the consent of the Limited Partnerships. This restriction on transfers will terminate automatically if the Designated Stockholder's employment with the Company terminates.

7.  Other Plans and Proposals
    -------------------------

          Except as described above or otherwise described in this Schedule 13D, neither the Filing Persons nor the Other Partnerships or the persons listed on Schedule I currently have any plans or proposals which relate to or would result in any transaction, event or action enumerated in the paragraphs of Item 4 of the Form of Schedule 13D promulgated under the Act.

          Each of the Filing Persons expects to evaluate on an ongoing basis the Company's financial condition, business, operations and prospects, the market price of the Common Stock, conditions in the securities markets generally, general economic and industry conditions and other factors. Accordingly, each Filing Person reserves the right to change its plans and intentions at any time, as it deems appropriate. In particular, any one or more of Filing Persons (and their respective affiliates) may purchase additional shares of Common Stock, Warrants or Preferred Stock or other securities of the Company or may sell or transfer shares of Common Stock, Warrants or Preferred Stock (or any of the shares of Common Stock into which such Preferred Stock is converted) beneficially owned by them from time to time in public or private transactions and/or may enter into privately negotiated derivative transactions with institutional counterparties to hedge the market risk of some or all of their positions in the shares of Common Stock, Preferred Stock or other securities and/or may cause any of the Limited Partnerships to distribute in kind to their respective partners or members, as the case may be, shares of Common Stock or Preferred Stock or other securities owned by such Limited Partnerships. To the knowledge of each Filing Person, each of the persons listed on Schedule I hereto may make similar evaluations from time to time or on an ongoing basis and have similar reservations.

ITEM 5.   INTERESTS IN SECURITIES OF THE ISSUER.
          -------------------------------------

          (a) Based on the information disclosed by the Company in the Securities Purchase Agreement, as of February 8, 2000, there were 7,589,129 shares of Common Stock issued and outstanding.

          As of February 23, 2000, TWCP L.P. beneficially owns 854,212 shares or 10.1% of Common Stock which represents the number of shares of Common Stock into which the Preferred Stock and Warrants held are initially convertible or exercisable and 1,379,401 shares or 15.4% of Common Stock which represents the number of shares of Common Stock into which such securities are convertible or exercisable on the eighth anniversary of the issue date assuming that the Preferred Stock is not earlier converted or redeemed.

          As of February 23, 2000, TWCP LLC and TW Group may be deemed to beneficially own 987,191 shares, or 11.5%, of Common Stock which represents the number of shares of Common Stock into which the Preferred Stock and Warrants held by the Limited Partnerships are initially convertible or exercisable and 1,594,138 shares, or 17.4%, of Common Stock which represents the number of shares of Common Stock into which such securities held by the Limited Partnerships are convertible or exercisable on the eighth anniversary of the issue date assuming that the Preferred Stock is not earlier converted or redeemed. TWCP LLC and TW Group disclaim beneficial ownership of the shares of Common Stock beneficially owned by the Limited Partnerships to the extent of the interests in the Limited Partnerships held by persons other than TWCP LLC and TW Group and their affiliates.

          None of the Filing Persons or, to the knowledge of the Filing Persons, the Other Partnerships or the persons listed on Schedule I hereto beneficially owns any shares of Common Stock other than as set forth herein.

          (b) Each Filing Person shares the power to vote or direct the vote and to dispose or to direct the disposition of shares of Common Stock beneficially owned by such Filing Person as indicated above as indicated in responses on the cover pages hereto.

          (c) Except as described in this Schedule 13D, no transactions in the shares of Common Stock were effected by the Filing Persons, or, to their knowledge, any of the Other Partnerships or the persons listed on
Schedule I hereto, during the past sixty days.

          (d) Except for the Other Partnerships, no other person is known by any Filing Person to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, any shares of Common Stock beneficially owned by any Filing Person.

          (e) Not applicable.


ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.
          -------------------------------------------------------------

          The responses set forth in Items 3 and 4 of this Schedule 13D are incorporated herein by this reference in their entirety.

          The Company has agreed to reimburse the purchasers for their fees and expenses incurred in connection with the transactions contemplated by the Securities Purchase Agreement provided that such fees and expenses do not exceed $175,000, in the aggregate.

Registration Rights Agreement
-----------------------------

          The Registration Rights Agreement, dated February 23, 2000, by and among the Company, the Founders and Investors party thereto, the Limited Partnerships and RKB (the "Registration Rights Agreement") is attached hereto as Exhibit 6 and is incorporated in and made a part of this
Schedule 13D in its entirety by this reference. The Registration Rights Agreement provides, subject to the limitations described therein, (i) the Limited Partnerships and RKB on (A) three separate occasions with the right to demand registration on Form S-1 or any similarly long-form registration statement (each a "Long-Form Registration") under the Securities Act of 1933, as amended (the "Securities Act"), and (B) with an unlimited number of demand registrations on Form S-2 or S-3 or any similar short-form registration statement (a "Short-Form Registration") under the Securities Act to effect a registration of shares of Common Stock and securities convertible into, or exercisable or exchangeable for, shares of Common Stock ("Common Stock Equivalents") held by the Limited Partnerships and RKB, (ii) holders of Investors' Shares (as defined therein) with on (A) two separate occasions the right to demand a Long-Form Registration and (B) an unlimited number of Short-Form Registrations to effect a registration of shares of Common Stock with respect to shares or Common Stock and Common Stock Equivalents held by the Investors' Shares and (iii) all holders of registrables shares the right to include shares of Common Stock and Common Stock Equivalents then held by such holders of registrable shares (subject to applicable cutbacks) in any other registration by the Company of its equity securities under the Securities Act. The Company will pay certain expenses in connection with such registration as provided in the Registration Rights Agreement.

          Other than as set forth in this Item 6 and Items 3, 4, and 5 above, none of the Filing Persons is a party to any contract, arrangement, understanding or relationship with respect to any securities of the issuer, and none of the securities as to which this Schedule 13D relates is pledged or is otherwise subject to a contingency the occurrence of which would give another person voting power or investment power over such securities.

ITEM 7.   MATERIAL TO BE FILED AS EXHIBITS.
          --------------------------------

Exhibit 1      Joint Filing Agreement, dated as of February 29, 2000

Exhibit 2 Securities Purchase Agreement, dated as of February 9, 2000, by and among the Company, the Limited Partnerships and RKB

Exhibit 3      Certificate of Designation of Series A Convertible Preferred
               Stock

Exhibit 4 Management Stockholder Agreements for each of Jeanne C. Logozzo, Steven M. Johnson, Marc R. Fey, James Hale, Thomas
               M. Rafferty and Mark K. Ruport

Exhibit 5 Warrant Agreement, dated as of February 23, 2000, by and among the Company, Limited Partnerships and RKB

Exhibit 6 Registration Rights Agreement, dated as of February 23, 2000, by and among the Company, the Founders and Investors party thereto and the Limited Partnerships and RKB

                                 SIGNATURE

          After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

February 29, 2000


                              THOMAS WEISEL PARTNERS GROUP LLC


                              By: /s/ David Baylor
                                  ------------------------------------------
                                  Name:  David Baylor
                                  Title: Partner


                              THOMAS WEISEL CAPITAL PARTNERS LLC

                              By:  Thomas Weisel Partners Group LLC, its
                                   managing member


                              By: /s/ Marianne Winkler
                                  ------------------------------------------
                                  Name:  Marianne Winkler
                                  Title: Chief Financial Officer


                              THOMAS WEISEL CAPITAL PARTNERS, L.P.

                              By:  Thomas Weisel Capital Partners LLC, its
                                   general partner

                              By:  Thomas Weisel Partners Group LLC, its
                                   managing member


                              By: /s/ Marianne Winkler
                                  ------------------------------------------
                                  Name:  Marianne Winkler
                                  Title: Chief Financial Officer

                                  EXHIBITS

Exhibit 1      Joint Filing Agreement, dated as of February 29, 2000

Exhibit 2 Securities Purchase Agreement, dated as of February 9, 2000, by and among the Company, the Limited Partnerships and RKB

Exhibit 3      Certificate of Designation of Series A Convertible Preferred
               Stock

Exhibit 4 Management Stockholder Agreements for each of Jeanne C. Logozzo, Steven M. Johnson, Marc R. Fey, James Hale, Thomas
               M. Rafferty and Mark K. Ruport

Exhibit 5 Warrant Agreement, dated as of February 23, 2000, by and among the Company, Limited Partnerships and RKB

Exhibit 6 Registration Rights Agreement, dated as of February 23, 2000, by and among the Company, the Founders and Investors party thereto and the Limited Partnerships and RKB

                                 SCHEDULE I

          The name of each executive committee member of Thomas Weisel Partners Group LLC is set forth below.

          The business address of each person listed below is One
Montgomery Street, Suite 3700, San Francisco, California 94104 (except for William Shutzer which is 390 Park Avenue, 17th Floor, New York, New York 10022).

          Each person is a citizen of the United States of America. The present principal occupation or employment of each of the listed persons is set forth below.

           Name                        Present Principal Occupation
---------------------------------------------------------------------------
Thomas W. Weisel                 Chief Executive Officer
---------------------------------------------------------------------------
Frank M. Dunlevy                 Co-Head of Investment Banking
---------------------------------------------------------------------------
Timothy J. Heekin                Head of Trading
---------------------------------------------------------------------------
Derek Lemke-von Ammon            Co-Head of Private Equity
---------------------------------------------------------------------------
Alan B. Menkes                   Co-Head of Private Equity
---------------------------------------------------------------------------
J. Sanford Miller                Chief Administrative and Strategic Officer
---------------------------------------------------------------------------
William Shutzer                  Co-Head of Investment Banking
---------------------------------------------------------------------------
Mark Shafir                      Co-Head of Investment Banking and M&A